Exhibit 99.1
PLEXUS CORP.
NON-GAAP SUPPLEMENTAL INFORMATION
(in thousands)
(unaudited)

Return on Invested Capital ("ROIC") and Economic Return Calculations

	Nine Months Ended		Nine Months Ended
	July 1, 2017		July 2, 2016
Operating income, as reported	$95,943		$75,788
Restructuring and other charges	—		5,229
Adjusted operating income		$95,943		$81,017
	÷	3	÷	3
		31,981		27,006
	x	4	x	4

Annualized adjusted operating income		$127,924		$108,024
Tax rate	x	8%	x	11%
Tax impact		10,234		11,883
Adjusted operating income (tax effected)		$117,690		$96,141

Average invested capital	$730,286		$738,397

ROIC	16.1%		13.0%
Weighted average cost of capital ("WACC")	10.5%		11.0%
Economic return	5.6%		2.0%

	Jul 1,	Apr 1,	Dec 31,	Oct 1,
Average Invested Capital	2017	2017	2016	2016
Equity	$991,306	$961,438	$927,542	$916,797
Plus:
Debt—current	267,297	92,623	78,879	78,507
Debt—long-term	26,138	185,638	184,136	184,002
Less:
Cash and cash equivalents	(519,172)	(524,520)	(496,505)	(432,964)
Invested capital	$765,569	$715,179	$694,052	$746,342

	Jul 2,	Apr 2,	Jan 2,	Oct 3,
Average Invested Capital	2016	2016	2016	2015
Equity	$895,175	$871,111	$850,794	$842,272
Plus:
Debt—current	78,279	2,300	2,864	3,513
Debt—long-term	184,479	259,565	259,289	259,257
Less:
Cash and cash equivalents	(433,679)	(409,796)	(354,728)	(357,106)
Invested capital	$724,254	$723,180	$758,219	$747,936

During the third quarter of fiscal 2017 average invested capital (July 1, 2017, April 1, 2017, December 31, 2016 and October 1, 2016) was $730,286. Third quarter fiscal 2016 average invested capital (July 2, 2016, April 2, 2016, January 2, 2016 and October 3, 2015) was $738,397.